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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,						For the three months ended March 31,
(in thousands, except ratios)	2007	2008	2009	2010	2011	Pro forma 2011	2012	Pro forma 2012
Earnings:
Net earnings	$(6,051)	$(192,047)	$(184,495)	$86,248	$105,554	$81,522	$26,235	$20,221
Provision for income taxes	(1,405)	(53,729)	(74,006)	(25,812)	59,374	45,856	14,757	11,375
Fixed charges (less capitalized interest)	2,119	4,543	7,618	18,675	50,914	88,464	15,003	24,399

Total	$(5,337)	$(241,233)	$(250,883)	$79,111	$215,842	$215,842	$55,995	$55,995
Fixed Charges:
Interest expense(1)	$2,030	$4,290	$6,918	$16,350	$46,709	$83,584	$14,003	$23,222
Amortization of deferred loan costs	16	120	546	2,132	3,871	4,546	1,060	1,237
Interest component of rental expense	73	133	154	193	334	334	319	319

Total	$2,119	$4,543	$7,618	$18,675	$50,914	$88,464	$15,382	$24,778
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	4.2	4.2	2.4	3.6	2.3

(1)
Interest expense is gross of interest income for all periods presented and includes capitalized interest of $379 for the actual and pro forma three months ended March 31, 2012.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES